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                     May 14, 2024

       Fernando Castro-Caratini
       Chief Financial Officer
       Sun Communities, Inc.
       27777 Franklin Road, Suite 300
       Southfield, MI 48034

                                                        Re: Sun Communities,
Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-12616

       Dear Fernando Castro-Caratini:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction